EXHIBIT 11.2

DUKE REALTY LIMITED PARTNERSHIP

EARNINGS TO DEBT SERVICE CALCULATIONS

(in thousands)

DECEMBER 31, 2003

Net income from continuing operations, less preferred distributions	$163,638
Loss/(Gain) on land and depreciated property sales	(15,774)
Recurring principal amortization	9,017
Interest expense (excludes amortization of deferred financing fees)	125,534
Earnings before debt service	$282,415

Interest expense (excludes amortization of deferred financing fees)	$125,534
Recurring principal amortization	9,017
Total debt service	$134,551

Debt Service Ratio	2.10